ATTACHEMENTS FOR
SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 13D


KENILWORTH SYSTEMS CORPORATION
(Name of Issuer)


COMMON A SHARES
(Title of Class of Securities)


489084 10 3
(Cusip #)


TAPPAN ZEE CAPITAL CORP. ATTN: J. BIRNBERG 973-256-8280
201 LOWER NOTCH ROAD, BOX 416. LITTLE FALLS, NJ  07424
(Name, Address & Telephone Number of Person Authorized to
Receive Notices and Communications)


June 26, 2002 (Date of Sheriff Sale)	July 8, 2002 (Date
of Shares)
(Date of Event which Requires Filing of this Statement































ATTACHEMENTS FOR
SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 13D


KENILWORTH SYSTEMS CORPORATION
(Name of Issuer)


COMMON A SHARES
(Title of Class of Securities)


489084 10 3
(Cusip #)


BEL AIR MANAGEMENT GROUP, LLC ATTN: J. BIRNBERG 973-256-
8280
201 LOWER NOTCH ROAD, BOX 416. LITTLE FALLS, NJ  07424
(Name, Address & Telephone Number of Person Authorized to
Receive Notices and Communications)


June 26, 2002 (Date of Sheriff Sale)	July 8, 2002 (Date
of Shares)
(Date of Event which Requires Filing of this Statement










ATTACHEMENTS FOR
SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 13D


KENILWORTH SYSTEMS CORPORATION
(Name of Issuer)


COMMON A SHARES
(Title of Class of Securities)


489084 10 3
(Cusip #)


LOUISE BIRNBERG 973-256-8280
201 LOWER NOTCH ROAD, BOX 416. LITTLE FALLS, NJ  07424
(Name, Address & Telephone Number of Person Authorized to
Receive Notices and Communications)


June 26, 2002 (Date of Sheriff Sale)	July 8, 2002 (Date
of Shares)
(Date of Event which Requires Filing of this Statement







Cusip #489084 10 3


1.	Names of Reporting Persons.  IRS Identification Numbers
of above persons (entities only).
Tappan Zee Capital Corp.
Bel Air Management Group, LLC
Louise Birnberg

2.	Check the Appropriate Box if a Member of a Group (see
instructions).

N/A

3.	SEC Use Only

4.	Source of Funds (See Instructions). Other - OO

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2 (e)

Sheriff Sale on June 26, 2002 - See Attached

6.	Citizenship or Place of Organization

Tappan Zee Capital Corp. 		Little Falls, New
Jersey, USA
Bel Air Management Group, LLC	Little Falls, New
Jersey, USA
Louise Birnberg			USA

7. Sole Voting Power - 	Tappan Zee Capital Corp.
	5,450,098 Shares
Bel Air Management Group, LLC	833,347
Shares
Louise Birnberg			800,000
Share

8.	Shared Voting Power - None

9.	Sole Dispositive Power - None

10.	Shares Dispositive Power - Each Self Directed

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person

Tappan Zee Capital Corp. 		5,450,098 Shares
Bel Air Management Group, LLC	          833,347 Shares
Louise Birnberg			          800,000 Shares

	Total Amount Beneficially Owned	7,083,445 Shares


12.	Check if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

N/A

13.	Percent of Class Represented by Amount in Row (11)

Tappan Zee Capital Corp. 		7.5%
Bel Air Management Group, LLC	        1.1%
Louise Birnberg			        1.1%

Total % Beneficially Owned		9.7%

14.	Type of Reporting Person (See Instructions)

Tappan Zee Capital Corp. 		CO
Bel Air Management Group, LLC	        CO
Louise Birnberg			        IN







Item #1

	Company/Issuer:	Kenilworth Systems Corporation
			343 Beebe Road, Mineola, NY  11501

	Former Address:	54 Kenilworth Road, Mineola, NY
11501

	Class of Equity:	Common

Item #2.

1a). 	Tappan Zee Capital Corp.
b) 201 Lower Notch Road, Little Falls, NJ  07424
New York Corporation - Foreign Corporation Doing
Business in New Jersey
c) Nature of Business - Small Business Investment
Company (SBIC) licensed by the SBA.

2a). 	Bel Air Management Group, LLC
b)      201 Lower Notch Road, Little Falls, NJ  07424
	New Jersey LLC
	c) Nature of Business - Management Company

3a) 	Louise Birnberg:
 b)     Employment:	AIP Risk Group, Inc.
                        201 Lower Notch Road
                        Little Falls, NJ  07424
 c)     Nature of Business - Loan Company
 d) No	e) No	f) USA


Item #3 - Source and Amount of Funds or Other Consideration

	Tappan Zee Capital Corp. has a judgment against Herbert Lindo, President of Kenilworth Systems Corp.
Through legal actions, a sheriff sale was conducted to liquidate assets of Mr. Lindo which consisted of his shares of the company, see attached. Thus, the source of funds was the winning bid of $1,000 plus costs at the sheriff sale that was applied against the outstanding judgment.

Item #4 - Purpose of Transaction

The purpose of the transaction was to recover money against an outstanding judgment (see attached). The disposition of the securities of the issuer will be completed when appropriate.





Item #5 - Interest in Securities of the Issuer

a)	Tappan Zee Capital Corp., Bel Air Management Group, LLC
and Louise Birnberg all as beneficial owners have 7,083,445 or 9.7% of the outstanding shares of the issuer.

b)	Each party as named above is separately owned and each
has the sole power to vote or dispose of their respective shares as listed in section 11. However, the shares are beneficially owned as defined by SEC regulation through the affiliation of the principals.

c)	As stated in item #3, the shares owned by Herbert Lindo,
President of the issuer was held and subsequently sold by the Nassau County Sheriff Department (see attached). The shares acquired at sale by the sole bidder was distributed as attached.

d)	No other person(s) or entities have the right to receive
or direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item.


Item #6 - Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

			N/A

Item #7 - Material to be Filed as Exhibits

	  See Attached



Signature(s)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Tappan Zee Capital Corp.

Jack Birnberg		        11/18/02
________________________________________
Jack Birnberg, Chairman	         Date


Bel Air Management Group, LLC


Jeffrey Birnberg		11/18/02
_________________________________________
Jeffrey Birnberg, Member	Date


Louise Birnberg                 11/18/02
_________________________________________
Louise Birnberg			Date


















VIA TRANSMIT


November 18, 2002


Securities and Exchange Commission
Attn: Corporate Filings
450 Fifth Street, NW
Washington, DC  20549


Re:	Keniliworth Systems Corporation
	Cusip #489084 10 3


To Whom It May Concern:

	Please find enclosed a form 13D with various attachments for your records on the above referenced company.
	If you have any questions, please advise.

Sincerely,





Jeffrey Birnberg
_________________
Jeffrey Birnberg
President






Enclosures